SCHEDULE 13G

Amendment No. 1
Nordic American Tanker Shipping Limited
ordinary shares
Cusip # G65773106


Cusip # G65773106
Item 1:	Reporting Person - Fidelity International Limited
Item 4:	Bermuda
Item 5:	1,188,000
Item 6:	0
Item 7:	1,188,000
Item 8:	0
Item 9:	1,188,000
Item 11:	10.13%
Item 12:	    HC


Cusip # G65773106
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	1,188,000
Item 8:	0
Item 9:	1,188,000
Item 11:	10.13%
Item 12:	IN


Cusip # G65773106
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	1,188,000
Item 8:	0
Item 9:	1,188,000
Item 11:	10.13%
Item 12:	IN



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(c)


Item 1(a).	Name of Issuer:

		Nordic American Tanker Shipping Limited

Item 1(b).	Name of Issuer's Principal Executive Offices:

		P. O. Box HM 1179
		Hamilton, HMEX Bermuda

Item 2(a).	Name of Person Filing:

		Fidelity International Limited

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		Pembroke Hall, 42 Crowlane
		Hamilton, Bermuda

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		ordinary shares

Item 2(e).	CUSIP Number:

		G65773106

Item 3.	This statement is filed pursuant to Rule 13d-1(c).

		Not applicable

Item 4.	Ownership

	(a)	Amount Beneficially Owned:
	1,188,000

	(b)	Percent of Class:
	10.13%

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:
	1,188,000

	(ii)	shared power to vote or to direct the vote:
	0

	(iii)	sole power to dispose or to direct the
disposition of:	1,188,000

	(iv)	shared power to dispose or to direct the
disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Common Stock.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock of Nordic American Tanker Shipping Limited. The interest of one person, Fidelity Funds European
Growth Fund, in Nordic American Tanker Shipping
Limited amounted to 598,700 shares or 5.10% of the total outstanding common stock at March 10, 1999.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit(s) A.

Item 8.	Identification and Classification of Members of the
Group.

	Not Applicable. See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.



Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G in connection with Fidelity International Limited's beneficial ownership of the ordinary shares of Nordic American
Tanker Shipping Limited at March 10, 1999 is true, complete and correct.



	March 16, 1999
Date




Signature



	Eric D. Roiter
	Duly authorized under
Power of Attorney
	dated December 30, 1997,
by and on behalf
	of Fidelity International
Limited and it
	direct and indirect
subsidiaries



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(c)

	Pursuant to instructions in Item 7 of Schedule 13G, this Exhibit has been prepared to identify Fidelity International Limited, Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, a Bermudan joint stock company incorporated for an unlimited duration by private act of the Bermuda Legislature (FIL) and an investment adviser to various investment companies (the "International Funds") and certain institutional investors, as a beneficial owner of 1,188,000 shares or 10.13% of the ordinary shares outstanding of Nordic American Tanker Shipping Limited. The International Funds and FIL's other clients, with the exception of Fidelity Management & Research Company and an affiliated company of Fidelity, are non-U.S. entities.

	A partnership controlled by Edward C. Johnson 3d and members of his family owns shares of FIL voting stock with the right to cast approximately 39.89% of the total votes which may be cast by all holders of FIL voting stock.

	FIL has sole dispositive power over 1,188,000 shares owned by the International Funds. FIL has sole power to vote or direct the voting of 1,188,000 shares and no power to vote or direct the voting of 0 shares of ordinary shares held by the International
Funds as reported above.